UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2013

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number: 000-51904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOME BANCSHARES, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Home BancShares, Inc.

719 Harkrider, Suite 100

Conway, Arkansas 72032

Home BancShares, Inc. 401(k) Plan

Form 11-K

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Home BancShares, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Home BancShares, Inc. 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Respectfully submitted,

/s/ Hancock Askew & Co., LLP

Norcross, Georgia

June 16, 2014

Home BancShares, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments, at fair value:
Cash	$403,733	$567,983
Mutual funds	17,639,364	10,839,011
Guaranteed investment contracts	270,625	189,799
Home BancShares, Inc. common stock	20,696,541	7,677,579

Total investments, at fair value	39,010,263	19,274,372
Receivables:
Employer’s contributions	40,053	12,873
Participants’ contributions	99,069	32,370

Total receivables	139,122	45,243
Liabilities:
Excess contribution payable	49,140	—

Net assets available for benefits	$39,100,245	$19,319,615

See accompanying notes to the Financial Statements.

Home BancShares, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013
Additions to net assets attributed to:
Net appreciation in fair value of investments	$11,294,220
Interest and dividends	1,127,952

Total investment income	12,422,172
Contributions:
Employer	715,765
Participant	1,851,942
Rollover	7,323,631

Total contributions	9,891,338

Total additions	22,313,510
Deductions from net assets attributed to:
Benefit payments to participants	2,462,609
Administrative expenses and fees	70,271

Total deductions	2,532,880

Net increase	19,780,630
Net assets available for benefits – beginning of year	19,319,615

Net assets available for benefits – end of year	$39,100,245

See accompanying notes to the Financial Statements.

Home BancShares, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

1. Description of the Plan

The following description of Home BancShares, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers substantially all employees of Home BancShares, Inc. (the “Company”, “Plan Sponsor”, or “Employer”) and its subsidiary who has attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year participants may contribute a portion of their annual compensation, as defined by the Plan and subject to Internal Revenue Service (the “IRS”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (“rollovers”). Participants are eligible to receive discretionary matching contributions upon meeting eligibility requirements to participate in the Plan. During the year ended December 31, 2013, participants received a match of 50% of the first 6% of their deferrals.

The Employer may also make a discretionary contribution on behalf of eligible participants based on the classification of the employees of each participating employer and determined by management. The Employer did not make a discretionary contribution for 2013. Participants are eligible to share in the allocation of employer contributions, if during the year the participant has been credited with at least 1,000 hours of service and is employed on the last day of the year, (unless termination of employment was a result of retirement, disability, or death).

Participants direct their contributions into various investment options offered by the Plan. One of the investment options is the Employer’s common stock.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contribution and (b) Plan earnings and losses, and charged with any benefit payments and administrative expenses, for which they are directly responsible. Plan earnings and losses are allocated based on participant account balances, as defined by the Plan. A participant is entitled to the benefit that can be provided from the individual participant’s vested account.

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant may elect to receive a payment in a lump-sum amount equal to the vested value of his or her account. If the value of a participant’s vested balance does not exceed $1,000, the distribution is automatically made. The Plan also has provisions for withdrawals for certain hardships, subject to approval.

Vesting

Participants are always fully vested in their contributions plus actual earnings thereon. Employer contributions become fully vested after a participant has completed his or her fifth year of service based on a graduated vesting schedule as follows:

Employer Contributions
Years of Service	Vested Percentage
Less than 1	0%
2	25%
3	50%
4	75%
5	100%

Administrative Expenses

Processing fees of the Plan are charged against the individual participant account balance that was responsible for the expense. Administrative expenses are paid by the Plan or may be paid by the Employer at the Employer’s discretion. Administrative expenses paid by the Plan may be allocated to participants on a Pro Rata or Pro Capita basis, at the Plan Administrator’s discretion.

Forfeitures

Forfeitures of matching contributions are available to be reallocated as an offset to future discretionary matching contributions or to pay plan administration expenses. Forfeitures of profit sharing contributions are available to be reallocated as additional profit sharing contributions. Unallocated forfeitures at December 31, 2013 and 2012 are $11,017 and $10,476, respectively. During 2013, $6,704 in forfeitures was used to pay plan expenses.

Revenue Sharing

A revenue sharing agreement is in place whereby fees earned by the mutual fund companies are shared with the recordkeeper based upon a percentage of assets under management. These amounts are used for the benefit of the Plan to pay administrative expenses. During 2013, expenses to the plan were reduced by approximately $16,044, as these were paid under this revenue sharing agreement.

Plan Termination

Although it has not been expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants would become fully vested in the employer’s matching portion of their account. Employee contributions and their related earnings are always 100% vested.

Rollover Contributions

Participants may elect to rollover amounts from other qualified plans into this Plan in accordance with the guidelines required by the Plan and the Internal Revenue Code (the “IRC”).

The Company acquired Liberty Bancshares, Inc. (“Liberty”) on October 24, 2013. As of the closing date of the acquisition, employees of Liberty were allowed to enroll and participate in the Plan. These employees were also provided the option to rollover their account balances from previous plans as of the acquisition closing date.

For the year ended December 31, 2013, the Plan had rollover contributions of $7,323,631 primarily resulting from the acquisition of Liberty.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements were prepared on the accrual basis of accounting.

Payment of Benefits

Benefit payments were recorded when paid.

Valuation of Investments

Investments are stated at fair value. Investments in registered investment companies (“mutual funds”) represent investments with various investment managers. The fair value of investments in mutual funds is based upon the daily Net Asset Value (“NAV”) closing price as reported by the fund. Investments in the common stock of Home BancShares, Inc. are valued at their closing price on an established exchange as of December 31, 2013. The common collective trust is valued at the fair value based on the NAV of the underlying investments of participant units held by the Plan as of the last trading day of the period as reported by the managers of the trust.

The Plan holds units of a common collective trust that has investments in fully benefit responsive investment contracts. These investment contracts are required to be reported at fair value. Fair value for investment contracts is based upon the fair value of the underlying assets, including insurance contracts and wraps. However, contract value is the relevant measurement for that portion of the net assets available for benefits attributable to fully benefit responsive investment contracts in defined contribution plans. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value. Investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. The fair value of such contracts was not materially different from the contract value.

Purchases and sales of securities were recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Excess Contribution Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction of contributions. The Plan distributed the 2013 excess contributions to the applicable participants prior to March 15, 2014.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management of the Plan is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Presently, the Company is not aware of any other changes from the Financial Accounting Standards Board that will have a material impact on the Company’s present or future financial statements.

3. Investments

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Home BancShares, Inc. common stock	$10,294,062
Mutual Funds	1,000,158

Net appreciation in fair value of investments	$11,294,220

Investments with fair values that represent 5% or more of the Plan’s net assets for 2013 and/or 2012 are as follows:

	2013	2012
Mutual funds
Manning & Napier Moderate Term	4,367,075	4,118,138
Manning & Napier Extended Term	**	1,477,897
Employer stock	20,696,541	7,677,579

**	Does not represent 5% or more of the Plan’s net assets.

4. Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following describes the valuation methodologies used for assets measured at fair value:

•	Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•	Common Collective Trust: Valued at the NAV of underlying investments of participant units held by the Plan as of the last trading day of the period as reported by the managers of the trust.

•	Home BancShares, Inc. common stock: Valued at the closing price reported on the NASDAQ stock exchange.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

Investment Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total Assets
Mutual funds:
International stock funds	$449,299	$—	$—	$449,299
Domestic stock funds	5,008,607	—	—	5,008,607
Bond funds	1,025,566	—	—	1,025,566
Blended funds	11,155,892	—	—	11,155,892

Total mutual funds	17,639,364	—	—	17,639,364
Interest bearing cash	403,733	—	—	403,733
Home BancShares Inc. common stock	20,696,541	—	—	20,696,541
Common collective trust:
Fixed income fund	—	270,625	—	270,625

Total assets	$38,739,638	$270,625	$—	$39,010,263

Investment Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total Assets
Mutual funds:
International stock funds	$361,769	$—	$—	$361,769
Domestic stock funds	2,917,838	—	—	2,917,838
Bond funds	886,972	—	—	886,972
Blended funds	6,672,432	—	—	6,672,432

Total mutual funds	10,839,011	—	—	10,839,011
Interest bearing cash	567,983	—	—	567,983
Home BancShares Inc. common stock	7,677,579	—	—	7,677,579
Common collective trust:
Fixed income fund	—	189,799	—	189,799

Total assets	$19,084,573	$189,799	$—	$19,274,372

5. Investment in the Common Collective Trust

In 2013 and 2012, the Plan invested in the FFTW Income Plus Fund (“Income Plus Fund”), a sub-fund of the BNP Paribas Investment Partners Pooled Trust fund for Employee Benefit Plans, (“common collective trust”). The Income Plus Fund is invested and reinvested primarily in guaranteed investment contracts (“GICs”), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and synthetic GICs. A synthetic GIC is a contract that simulates the performance of a traditional GIC through the use of financial instruments. A key difference between a synthetic GIC and a traditional GIC is that the policyholder (such as a benefit plan) owns the assets underlying the synthetic GIC. To enable the policyholder to realize a specific known value for the assets if it needs to liquidate them, synthetic GICs utilize a “wrapper” contract that provides market and cash flow risk protection to the policyholder.

The Income Plus Fund invests primarily in investment contracts such as traditional GICs and enters into wrapper contracts with underlying securities to create synthetic GICs. In a traditional GIC, the Income Plus Fund enters into a contract with an issuer (typically a bank or life insurance company), which provides for a stated rate of interest and a fixed maturity. In a synthetic GIC structure, the Income Plus Fund owns fixed-income investments and enters into a wrap contract from high-quality insurance companies, banks, or other financial services companies that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrap contract obligates the wrap provider to maintain the “contract value” of the underlying investments. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement).

In general, if the contract value of the wrap agreement exceeds the market value of the underlying investments (including accrued interest), the wrap provider becomes obligated to pay that difference to the Income Plus Fund in the event that shareholder redemptions result in partial or total contract liquidation. In the event that there are partial shareholder redemptions that would otherwise cause the contract’s crediting rate to fall below zero percent, the wrap provider is obligated to contribute to the Income Plus Fund an amount necessary to maintain the contract’s crediting rate to at least zero percent. The circumstances under which payments are made and the timing of payments between the Fund and the wrap provider may vary based on the terms of the wrap contract.

In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value. These events include termination of participating plans, or a material adverse change to the provisions of participating plans. At this time, the Plan and the Income Plus Fund, believe that it is not probable that the occurrence of any such events would be significant enough to limit the Income Plus Fund’s ability to transact at contract value with participants.

The NAV of the Income Plus Fund’s share classes is determined on a daily basis. Units can be issued and redeemed on any business day at that day’s unit value. All earnings, expenses, and gains and losses of the Income Plus Fund are reflected in the calculation of the daily unit value. Although it is intended to permit daily withdrawals, some of the assets of the Income Plus Fund, especially investment contracts, may require an adjustment in the value of the investment if a withdrawal is made. In any event, the withdrawal may be deferred over such period of time, not to exceed one year, as may be deemed necessary for fair and orderly management of the Income Plus Fund.

6. Income Tax Status

The prototype Plan, adopted by the Employer, obtained its latest determination letter on March 31, 2008, in which the IRS has stated that the prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax position taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be take that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7. Risks and Uncertainties

The Plan primarily invests in various investment securities which are exposed to various risks, such as market and credit risk. Due to the level of risk associated with such investment securities and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risk in the near term could materially affect the participants’ account balances and the amount reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8. Related-Party and Party-in-Interest Transactions

Centennial Trust, the trustee of the Plan, is an affiliate of the sponsor. The Plan offers investments in funds managed by the Fidelity Investments, the custodian of the Plan. All transactions in these funds qualify as party-in-interest transactions. All transactions in Home BancShares, Inc. common stock qualify as party-in interest transactions because the Company is the plan sponsor.

9. Reconciliation of Financial Statements to Schedule H of Form 5500

A reconciliation of net assets available for benefits per the statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per financial statements	$39,100,245	$19,319,615
Employer’s matching contribution receivable	(40,053)	(12,873)
Participants’ contribution receivable	(99,069)	(32,370)
Excess contribution payable	49,140	—

Net assets available for benefits per the Form 5500	$39,010,263	$19,274,372

A reconciliation of net increase per the financial statements for the year ended December 31, 2013 to Form 5500:

December 31, 2013
Net increase per financial statements	$19,780,630
Contribution receivable at December 31, 2013	(139,122)
Excess contribution payable at December 31, 2013	49,140
Contribution receivable at December 31, 2012	45,243

Net increase per Form 5500	$19,735,891

Home BancShares, Inc. 401(k) Plan

EIN: 71-0682831 – Plan #: 001

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest collateral, par or maturity value	Cost	Current Value
	Cash
*	Fidelity Money Market	Interest-bearing cash	**	$210
*	Fidelity Retirement Money Market	Interest-bearing cash	**	403,523
				403,733
	Mutual funds
	Dodge & Cox International Stock Fund	Value of interest in registered investment companies	**	121,793
*	Fidelity Advisor New Insights Fund	Value of interest in registered investment companies	**	821,469
*	Fidelity Limited Term Government	Value of interest in registered investment companies	**	91,899
	ING Global Real Estate Fund	Value of interest in registered investment companies	**	43,740
	JP Morgan Emerging Markets Equity Fund	Value of interest in registered investment companies	**	94,656
	Manning & Napier Conservative	Value of interest in registered investment companies	**	532,769
	Manning & Napier Extended Term	Value of interest in registered investment companies	**	1,641,025
	Manning & Napier Max Term	Value of interest in registered investment companies	**	297,998
	Manning & Napier Moderate Term	Value of interest in registered investment companies	**	4,367,075
	Morgan Stanley Mid Cap Growth	Value of interest in registered investment companies	**	664,080
	Perkins Mid Cap Value	Value of interest in registered investment companies	**	220,849
	Perkins Small Cap Value	Value of interest in registered investment companies	**	166,722
	PIMCO All Asset Institutional Fund	Value of interest in registered investment companies	**	96,729
	PIMCO Total Return	Value of interest in registered investment companies	**	861,877
	Royce Premier Fund	Value of interest in registered investment companies	**	878,663
	Scout International Fund	Value of interest in registered investment companies	**	5,290
	T. Rowe Price Equity Income Fund	Value of interest in registered investment companies	**	868,271
	T. Rowe Price Retirement 2010 Fund	Value of interest in registered investment companies	**	482,577
	T. Rowe Price Retirement 2015 Fund	Value of interest in registered investment companies	**	406,521
	T. Rowe Price Retirement 2020 Fund	Value of interest in registered investment companies	**	661,300
	T. Rowe Price Retirement 2025 Fund	Value of interest in registered investment companies	**	866,621
	T. Rowe Price Retirement 2030 Fund	Value of interest in registered investment companies	**	469,899
	T. Rowe Price Retirement 2035 Fund	Value of interest in registered investment companies	**	305,351
	T. Rowe Price Retirement 2040 Fund	Value of interest in registered investment companies	**	184,742
	T. Rowe Price Retirement 2045 Fund	Value of interest in registered investment companies	**	514,603
	T. Rowe Price Retirement 2050 Fund	Value of interest in registered investment companies	**	74,017
	T. Rowe Price Retirement 2055 Fund	Value of interest in registered investment companies	**	116,268
	T. Rowe Price Small Cap Fund	Value of interest in registered investment companies	**	345,215
	Templeton Global Bond Advisor Fund	Value of interest in registered investment companies	**	71,791
	Vanguard 500 Index	Value of interest in registered investment companies	**	270,329
	Vanguard Dividend Growth Fund	Value of interest in registered investment companies	**	353,096
	Vanguard Inflation Protected Securities	Value of interest in registered investment companies	**	75,392
	Vanguard Mid Cap Index	Value of interest in registered investment companies	**	80,836
	Vanguard Small Cap Index	Value of interest in registered investment companies	**	174,553
	Vanguard Total Bond Market Index	Value of interest in registered investment companies	**	89,132
	Vanguard Total International Stock	Value of interest in registered investment companies	**	322,216
				17,639,364
	Employer stock
*	Home BancShares, Inc. common stock	Employer securities	**	20,696,541
	Common collective trust
	BNP Paribas Investment Partners Pooled Trust Fund for Employee Benefit Plans	Value of interest in common collective trust	**	270,625

	Total investments			$39,010,263

*	Indicates party-in-interest to the Plan
**	Cost is not applicable for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Home BancShares, Inc. 401(k) Plan

	By:	/s/ Randy E. Mayor
Date: June 16, 2014		Randy E. Mayor
Chief Financial Officer and Treasurer of
Home BancShares, Inc.